UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 0-50832

Vermilion Energy Trust
(Exact name of registrant as specified in its charter)
2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On October 21, 2005 Vermilion announced that it has agreed to acquire all the outstanding shares of Glacier Energy Limited (“Glacier”), not currently held by Vermilion, equal to 66.9% of the fully diluted shares of Glacier. Shareholders of Glacier, including all directors and officers, representing 74.3% of the shares not currently owned by Vermilion, have entered into lockup agreements to tender their shares to the offer and Glacier’s board of directors has recommended that the remaining Glacier shareholders tender their shares to the offer. The total acquisition cost includes an all-cash offer of $6.25 per share for 66.9% of the shares of Glacier and the assumption of approximately $9 million in net debt for total consideration of $94 million. Vermilion will finance the transaction using its existing credit facilities. The transaction is expected to close in early December 2005, subject to standard closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: October 21 , 2005.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

Press Release - October 21, 2005
Vermilion Energy Trust Announces Acquisition of Glacier Energy Limited

Vermilion Energy Trust (VET.UN - TSX) (“Vermilion” or the “Trust”) is pleased to announce that it has agreed to acquire all the outstanding shares of Glacier Energy Limited (“Glacier”), not currently held by Vermilion, equal to 66.9% of the fully diluted shares of Glacier. Shareholders of Glacier, including all directors and officers, representing 74.3% of the shares not currently owned by Vermilion, have entered into lockup agreements to tender their shares to the offer and Glacier’s board of directors has recommended that the remaining Glacier shareholders tender their shares to the offer. The total acquisition cost includes an all-cash offer of $6.25 per share for 66.9% of the shares of Glacier and the assumption of approximately $9 million in net debt for total consideration of $94 million. Vermilion will finance the transaction using its existing credit facilities. The transaction is expected to close in early December 2005, subject to standard closing conditions.

Asset Highlights

Glacier’s assets consist primarily of coalbed methane (“CBM”) prone lands, production and reserves. The lands are located in central Alberta and the CBM production is from the Horseshoe Canyon coals, currently the most active CBM play in western Canada. The major players in the area exploiting the Horseshoe Canyon CBM play include Apache, EnCana, MGV Energy and Trident, among others. CBM is a shallow, Cretaceous-age resource play characterized by larger known quantities of hydrocarbons in place with significant development potential. These reserves are generally located at depths ranging from 250 to 700 metres. Production from the CBM lands is typically long-life with substantially lower declines than from conventional reservoirs. Glacier’s conventional shallow gas assets are a secondary target to the coals and are generally represented by blanket sands that are thin, difficult to define with conventional seismic applications and generally would not be drilled on a stand-alone basis. As a result, the development of these assets is ideal in conjunction with a resource play like CBM. These Cretaceous-age sands include the Edmonton sands, found at similar depths to the Horseshoe Canyon zones and the Belly River Sands, which lie below the CBM zones to depths of 1,000 metres.

The long-life production from these assets is ideally suited to a trust and the acquisition of Glacier is strategic to Vermilion’s long-term objective of providing stable distributions to its unitholders.

Property Description

The reserves attributable to the lands within the area of mutual interest (“AMI”) between Vermilion and Glacier have been evaluated in accordance with NI 51-101 by GLJ Petroleum Consultants Ltd. (“GLJ”), Vermilion’s independent reserve evaluation engineers. Total reserves being acquired, based upon the GLJ report, include proved reserves amounting to 2.8 million barrels of oil equivalent reserves and proved plus probable reserves totaling 4.5 million barrels of oil equivalent as at September 30, 2005. Lands outside the AMI, on which wells have been drilled, have not yet been evaluated by GLJ.

Vermilion estimates that the total resource potential from Glacier’s interest in this asset base exceeds 70 billion cubic feet of recoverable natural gas or more than 12 million barrels of oil equivalent. As used here, the total resource potential is the sum of proved plus probable reserves plus estimated unbooked resource potential. Unbooked resource potential refers to Vermilion’s estimated quantities of hydrocarbons that may be added to the reserve base through the low-risk development of known resources within existing landholdings. Based on our drilling results to-date, our knowledge of the assets being acquired and our understanding of competitor results in this basin, we believe this to be a reasonable estimate of the potential resources obtainable from these assets.

Background

In June 2004, Vermilion vended in one half of its interest in approximately 61,000 acres (22,400 net to Glacier) of land in the heart of the Horseshoe Canyon CBM play in Central Alberta to earn its initial equity position in Glacier. Over the past 15 months, the Glacier/Vermilion joint venture has increased the total net land position in this play to over 82,000 acres (33,600 net to Glacier), representing an increase of 50% on a net basis. In addition, there are over 18,000 acres (8,000 net to Glacier) eligible to be earned under existing farm-in arrangements, resulting in an almost doubling of the gross land base.

This transaction will consolidate the assets of the two companies and provide the Trust with the controlling interest and operatorship in over 100,000 gross acres of land in this resource play. Obtaining operatorship of this project will enable Vermilion to control the pace of development and maintain full control over its cost base. In addition, Vermilion has extensive gathering systems and processing facilities in the area and can maximize the use of these facilities in the development of CBM.

Since commencement of the project in mid 2004 to the end of 2005, the joint venture expects to have drilled approximately 85 wells into the CBM play, delineating a substantial portion of this resource. Glacier’s share of production from these 85 wells is expected to average 1,300 boe/d. Based on the results of the drilling program to date, a minimum of 450 additional wells can be drilled on these lands over the next few years based on conventional CBM development of four wells per section. Recent industry activity in the area is testing the reserve recoveries from six and eight wells per section. Successful results with an expanded development program would significantly increase the development opportunities on Vermilion’s lands, potentially doubling the number of drilling locations on this asset base with substantial increases in recoverable reserves.

Financing

The acquisition will be financed from Vermilion’s existing credit facilities. Vermilion’s financial position remains very strong, with pro-forma debt after closing the transaction anticipated at $250 million at year-end 2005, representing approximately 0.8 times expected cash flow for 2005, before the impact of hedging activities.

Beyond the Metrics

Less than 18 months ago, Vermilion held some highly prospective lands in central Alberta’s burgeoning Horseshoe Canyon CBM play, but lacked the expertise to implement full scale development on these lands. Vermilion teamed up with Glacier, a private company with expertise in this field and embarked on a steep learning curve in this area of operations with considerable financial benefits for both parties. The joint venture with Glacier’s experienced team of professionals proved invaluable in the development of Vermilion’s CBM team, and has enabled Vermilion to take on the operational aspect of this project.

Combining Vermilion’s equity investment in Glacier, Vermilion’s direct share of capital invested in the development program to-date and the cost of this proposed acquisition, the Trust’s total investment in this play is approximately $120 million. Total production from these assets at year-end is anticipated to be approximately 2,600 boe/d, implying an all-in cost to Vermilion at this point of less than $50,000 per boe/d. More importantly, considering only the capital invested to-date in developing these assets (approximately $35 million), the cost of bringing on this production will be approximately $15,000 per boe/d. This implies that future production additions from these assets will cost considerably less than assets available in the western Canadian property market.

Vermilion enjoys a competitive advantage as an international energy trust and benefits from geographically diverse production. This proposed acquisition highlights Vermilion’s commitment to maintaining a strong core of assets in Western Canada, complementing its strong production bases in Western Europe and Australia. The Trust will continue to focus on expanding its asset base in these core regions. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Curtis W. Hicks, Executive VP & CFO or
Paul Beique, Director Investor Relations
Vermilion Energy Trust
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com